Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

The following is a transcript of a livestream interview with Dakota Selmer, the chief executive officer of Xos, Inc., on the Benzinga Stock Market Live – SPACs Attack program, held on July 14, 2021, which is available for replay at: https://www.youtube.com/watch?v=cWSv0gMkp6g.

Mitch Hoch, Benzinga

The company is merging via SPAC with NextGen Acquisition, that ticker is NGAC, welcome to SPAC Attack.

Dakota Semler, CEO and Founder of Xos

Thanks, guys. Thanks, Chris. Thanks, Mitch. Good to be here. Thank you guys for taking the time to meet with us.

Mitch Hoch, Benzinga

Of course. Yeah, definitely, definitely. I'm going to go ahead and like Chris do some questions. I'll be playing a little bit of video in the background. So you guys can see a little bit about Xos. But go ahead, Chris, knock out some questions. And I'll be back with some of my own.

Chris Katje, Benzinga

All right, perfect. So you know, Dakota, we're all about SPACs here. SPACs, De-SPACs. So the first question we always like to start with here is, you know, why a SPAC deal to bring Xos public? And was a traditional IPO also a consideration for your company?

Dakota Semler, CEO and Founder of Xos

Yeah, that's a really good question. When we were thinking about our fundraising plans for the future last year, one of the questions was, we have a lot of order demand from customers. And that demand has grown significantly in the in the wake of the pandemic. As you know, people are ordering more things online. I'm ordering my groceries to my house, I'm ordering all kinds of other stuff to my house. So that drives up the demand for these last mile delivery vehicles that we're building. So in that demand curve, we wanted to make sure we can ramp our manufacturing facilities as quickly as possible to meet some of the needs of our customers. And going the route of a SPAC transaction really helps us do that, not just quickly, but also to ensure that we have a partner that's going to help us think through that process. And we really, I think, have been incredibly fortunate with NGAC. The co-founders, George and Greg, had deep experience in the industrial sector. Greg actually ran a number of different businesses at Honeywell and PerkinElmer, a few other places. And then George was at Goldman Sachs for a number of years. And so, he's worked with a great deal of our clients, some of the large logistics companies and other OEMs. So they're really intimately familiar with how to scale a manufacturing business like ours, particularly in the trucking sector. And we realized that having good partners like this isn't just valuable from having strong Capital Partners. They can also be strategic and helping us in our Corp Dev and our business development strategies, and really scaling that manufacturing system as quickly as possible to meet some of that customer demand. You know, you're going about that traditional IPO process, you have a lot of the same opportunities and benefits of raising significant amounts of capital. But it's also good to have a team of advisors and leaders that really helped to build companies before.

Chris Katje, Benzinga

Awesome, yes. So, you know, for anyone watching, which I see a couple people in the chat already saying, they're not as familiar with Xos. So give us the basics here, before we dive into the detailed questions. What is Xos all about?

Dakota Semler, CEO and Founder of Xos

Absolutely. So we are a manufacturer of medium and heavy duty commercial electric vehicles. We started this business about five years ago. And it was because myself and my co-founder were actually fleet operators, we saw how challenging it was becoming to actually operate a diesel fleet. All of the new emissions regulations, which were changing almost every single year, the increasing price of fuel. And for our fleet, we were a last mile fleet. So, it made sense that electric could actually do all of the routes that we needed it to do. So, we started Xos, really just to focus on those segments, the last mile and the vocational vehicles, that we're going to be operating in city centers under 200 miles per day, and returning to base where they have dedicated charging infrastructure. And it turns out that that was the market that was really going to go electric first. We started working with some really large fleets including UPS, FedEx, and a number of others. And that is where there's been immense growth from the growth of e commerce, particularly accelerated by the pandemic. But also, because we're just now ordering a lot more stuff online. So, one of the things that's unique about Xos is, because we started from day one, working with fleets, and actually letting them drive our vehicles testing the vehicles like the ET-one semi-truck that you saw in that video, fleets have actually been able to operate these vehicles and purchase these vehicles for several years now. So, they're operating them in their fleets around the country, driving on the roads, delivering packages, moving cash, moving food. And that's given us an incredible level of traction with these customers. The customers will , they'll evaluate a few vehicles, then they purchase more, and then they continue to purchase more. And it's really about how quickly can they change over their last mile delivery fleets. What's cool about Xos and our technologies that we've been actually building our own battery systems that have been operating on road, controlling our vehicles, powering our vehicles on our own chassis. So, we're not waiting for the supply chain to mature we're not waiting for our technology to go through testing validation. We already have trucks on the road. And that's why we need this capital from the SPAC transaction to help us really scale our manufacturing for that customer demand we have.

Chris Katje, Benzinga

Perfect. So that slide right there, we see some, you know, key customers. Obviously, you know, for a lot of our viewers UPS is going to jump off the page, because we're pretty familiar with that company. We saw it in, you know the video as well. Can you talk a little bit you know about your customers, maybe some numbers, and in terms of, you know, hard orders, or, you know, potential orders down the road with letters of intent?

Dakota Semler, CEO and Founder of Xos

Yeah, so we wanted to make sure we were actually distributing ourselves across a wide array of different customers. It's great to work with one customer. And we've had the benefit of working with UPS for several years now and building a vehicle that actually fits their fleet. So in the US, UPS operates over 90,000 of these packaged cars like the one you see on the left there. And those are 1,000 cubic foot vehicles to deliver their packages. We've also worked with a number of other fleets, we don't want to put all of our eggs in just any one basket. And so, we've been working with other parcel delivery fleets, independent service providers that contract with those fleets. And it's been a really big learning experience for us because no fleet operates the same vehicle, right, they need their custom specifications, they need to be able to fit into their operations. So, we've been able to build this platform that allows us to sell into different application: from cash in transit, to parcel delivery, to food and beverage delivery, to uniform rental and linens servicing. Those are all very, very different specs. And so that platform allows to sell to a broad array of customers. Thus far we've built and we have contracted orders for about 116 vehicles this year, that will be our deliveries for 2021. And then we have fully contracted orders for 2022 as well. Going beyond 2022, and in 2022, we're going to be doing about 2,000 vehicles, that's in our manufacturing plans. Going into 2023, we're planning to build about 8,000 vehicles. And we have about 4,000 orders in 2023. But those are optional orders. And what that means is based upon performance criteria, how efficient the vehicle is, the range that it's getting, how serviceable it is, and uptime that it gets in the fleets, those optional orders basically translate into build slots and contracted orders. So, for us, we're all about building something that's going to be valuable to fleets, and could create a good ROI, or return on investment, for them as they start to make that transition to zero emissions vehicles. A lot of fleets are talking about their sustainability initiatives. But most fleets are really going to be compelled by the return on investment and the total cost of ownership savings that our vehicles provide. So when we’re thinking about 2023, we're talking with customers right now about building out those orders, generally fleets will order on a 12 to 18 month basis, so they're not going to order 2, 3, 4 years out into the future. So, for a lot of our build slots that are going into 2023 that's where we're talking with customers today is to fill out the remainder of that production volume.

Chris Katje, Benzinga

Perfect. So then, you know, along with the current customers, we also see here on slide 17, we have you know the potential. So we have some of the target areas that you're looking at, you know, last mile business services, work trucks, you know. Can you talk a little bit how does Xos, you know, position itself to win additional contracts and appeal to some of these other companies looking to upgrade or add new trucks to their fleet?

Dakota Semler, CEO and Founder of Xos

Yeah, so some of those additional customers have already come over the line. Anheuser Busch and ABN Bev is one of those customers, Southern Glazer's wine and spirits. We’re bringing customers in daily, really. And I would say as we start these conversations, some of them have already begun and have been in process for a year or more, and many of them have yet to get to begin. So those are markets that we see as the ideal market for electrification. When we talk about the commercial vehicle market, that's every vehicle that's from class 3, all the way up to class 8, which is from 10,000 pounds all the way up to 80,000 pounds. About 65% of those vehicles are ideal for electrification today. So they're operating on routes that are under 200 miles every single day. They're returning to base where there's dedicated infrastructure, and then ultimately, they operate on predictable routes. So with those customers, a lot of the categories you saw on that page on the food and beverage distributors to the LTL and FTL operators to Drayage operators, to construction and vocational fleets. Those are our target segments. We're not going after the long-haul markets where trucks are operating 600, 700 miles a day, where there's a lot of infrastructure challenges. We're going after the market that makes sense that fleets already see a rational investment thesis, and that's where we've seen the most interest but also customers coming over the line buying, and now us delivering trucks every single day to customers.

Chris Katje, Benzinga

So, another area that I, you know, saw in the presentation that, you know, it really stood out to me is talking about Fleet-as-a-Service. You know, we hear all the time about, you know, X as a service, you know, most familiar with the SaaS, of course, software as a service. Can you talk a little bit about how Xos, you know, plans, this fleet as a service business model? And you know, how it can help with the company's growth ahead?

Dakota Semler, CEO and Founder of Xos

Yeah, it's a great question. When we were looking at starting out Xos, we saw how challenging it was to operate our own fleet, from procuring the vehicle, to getting financing through a separate third party financing vendor, to getting all of the warranties and extended service contracts in place, making sure that we had service providers in all the markets that we were operating trucks, procuring onsite fueling services, and then ultimately managing our telematics, checking to make sure the vehicles uptime performance was on par with what our expectations were. And it became a really cumbersome experience to manage. We had to have multiple people to manage truck assets to manage telematics to manage all these different aspects. So, we wanted to provide that ability for our fleet customers to have that all in a cohesive package for them. So that, as they start to deploy electric vehicles, they're not going to 6 or 10 different vendors to try and find all these services. And it's really been an exciting offering for us. Most of our customers today, such as our cash in transit customer, Loomis, as well as Unifirst, one of our uniform rental and lending companies, they're utilizing some of these services today. So, some of these services are offered as an a la carte option. But eventually, we're actually going to be bundling those components. And what enables us to do that, is actually the hardware on the vehicle. So, we have an over the air update module that allows us this level of control and level of monitoring on the vehicle. So, we can integrate with these third-party vendors, and ultimately manage a lot of that charging infrastructure that these fleets have to deploy to keep their vehicles on the road with the same uptime they would in a diesel vehicle, while also adhering to and monitoring their total cost of ownership.

Chris Katje, Benzinga

Awesome. So, you talked a little bit, you know, about the targeting the last mile market. So, we have a couple slides here. You know, as you mentioned, you're ordering lots of things online. I know, myself, my family, we've ordered lots of products online. So last mile delivery, can you just you know, tell us all about, you know, the huge market opportunity in the last mile delivery? And maybe why that's such a big focus for Xos here, you know, over some of the other segments?

Dakota Semler, CEO and Founder of Xos

Absolutely. It's a, it's a great question. So, when we looked at the market, we saw where the parcel delivery and e-commerce delivery companies were operating. And when you look at most of the big parcel delivery companies out there, UPS, FedEx, DHL, many of them are operating in that class 5, 6 categories. And there's a very particular reason for that. As parcel delivery has transitioned away from just carrying on envelopes and small packages, to carrying larger volumetric packages, like your toilet paper, or your groceries or any of the other things we order online, they've needed more volume and more density. So, a lot of these operators have actually transitioned away from their smaller vehicles, because as more and more people order online, their route density fills up. So, they're actually stopping at the same amount of addresses, and a fewer, and a shorter distance. But their package volume has also gone up. So these class five and six delivery vehicles, they're generally not even weighing out, which means they're hitting their gross vehicle limit. They're actually cubing out, which is they're hitting their volumetric limit. But you want to keep that constraint to about 1,000 cubic feet, because that's when the vehicle becomes really difficult to operate in some of those city streets, in those neighborhoods, if it goes beyond that. So most of those parcel delivery companies that are running their fleet , you know, more than 10% a year in some cases, those companies are looking for these larger vehicles than that class 2 or class 3 category. When you look at the class 8 segment and our heavier duty platform, that's also been growing because of how that logistics network in the last mile has grown. So, as we start to deliver more packages on those last mile vehicles, which are generally located in neighborhoods and in suburban areas, they need more class 8 product to move in from regional distribution centers to those city or suburban distribution centers. So, this is what some people refer to as the middle mile, where it's still short-range traffic, you're not doing 5, 600 miles, but you're moving from a large distribution center into a smaller distribution center. And in places like LA, where we're based, that has been an immense growth area for Drayage companies, for middle mile logistics companies that are moving from Inland Empire, they're moving their containers into the LA basin. So, we see also a significant amount of growth there and what we refer to as our heavy-duty platform or a Day Cab Tractor.

Chris Katje, Benzinga

Oh, another area, you know, to talk about, we have the flex manufacturing. So, we have a slide, you know, talking about battery assembly, vehicle Assembly, can you talk a little bit about the manufacturing process that Xos has in place, and will have in place for the future growth of the company?

Dakota Semler, CEO and Founder of Xos

Yeah, it's, it's actually a really unique process. And it allows us to scale and meet that rapid demand that we've seen from customers. So, what you're looking at is our first Flex Facility in Tennessee. And why we decided to go the flex route is because of speed. When you look to set up a traditional automotive plant, it can take about three to four years to engineer design, build out and then commission one of those facilities. We knew that the demand was going to be here sooner than that. And so, we wanted to think about how we could design a flexible enough platform to actually increase the speed with which we could deploy future facilities. So, we've actually designed the vehicle into sub-modules, allowing us to take some of the complex processes that take time to build out a facility, like painting, and stamping, robotic welding, and we've moved those to our sub suppliers. And that allows these facilities to really become final assembly facilities that we can stand up in under a year. Why that's great is, we actually have smaller footprints, so we can find more real estate around the country to actually support these facilities. And do it in a very, very quick span of time. That facility in Byrdstown, Tennessee is actually already building trucks in the long section of the building. And then in the smaller section of the building, that's where we are setting up our battery line. So, our battery production today happens in our facility in Los Angeles. But we are actually taking all of those same process development, the manufacturing tools, all of the automation equipment that we've developed in Los Angeles, and we're building another line there in Tennessee. So as the vehicles get final assembled, they actually take the batteries from that building next door, drop them directly onto the vehicle, and it drives out of there under its own power.

Chris Katje, Benzinga

Perfect. So you know, one of the things with the SPAC merger is we get, you know, this forecast model, so we have, you know, unit predictions, revenue projections from Xos. You know, so we have compounded annual growth expected at 168%, from fiscal 2022 to 2025, and hitting $1 billion in revenue in fiscal 2023. Can you just talk a little bit about, you know, the, the modeling here, how much of this comes from current partners, hard orders, and how much of it is from you know, the potential of the company?

Dakota Semler, CEO and Founder of Xos

Yeah, so we really wanted to build a model that was going to be built from the bottom up. So, taking into consideration our existing customers that are already ordering trucks, already operating trucks, and what their annual procurement levels are, and then there are assumed buying rates. So, what a lot of people think is that most fleets buy from one OEM, but in reality, they actually sourced from multiple OEMs. So, we took that into consideration. And we took all the future customers, either that we're in conversations with, or some customers that we are actively pursuing, that we think would be ideal candidates for electrification in the last mile and vocational segments. And that's how we built out those volumes on the vehicles. When you look at our TCO calculations, what you'll see is that our vehicles are not priced at a significant premium to diesel vehicles, they're still a small premium that ranges from 5 to 25%. But that's what's converting these fleets to change over. And so when fleets see the operational savings that they realized from reduced fueling costs, reduced maintenance costs, it means that they can see a total cost of ownership savings in under five years. And that's what's really driving that growth in these charts, is fleets are not just doing this out of the goodness of their own heart are doing it because it's the sound investment decision, the rational decision to really manage their fleet and operate their fleet. As we look at this market, because we work with so many different customers, we're really confident in our ability to hit these numbers and to hit our guidance based upon historic ordering that we've seen with customers, as well as some of the growth that we've seen in this last mile market for new trucks that they're building out in their fleet just to meet their additional demand that they've seen since the pandemic.

Chris Katje, Benzinga

Perfect. So last question from me before I turn it over to Mitch. You know, in that forecasted model, it looks like international about 11.7% of revenue. We have a slide in the presentation talking about the international opportunity. Can you just give us some background? You know, what is the international opportunity? And where does Xos currently stand in terms of international orders and partners?

Dakota Semler, CEO and Founder of Xos

Absolutely. So international is an exciting market for us. We really started in the markets that we're going to make the most sense, from a homologation and a regulatory standpoint. So, we actually already have orders in Canada, we're in close conversations with customers in Mexico. And I've been working really hard there, given our manufacturing facility and our partners down there. And what's important is that those two markets have relatively similar homologation or certification standards to the US. So, as we started engineering our products, our medium-duty X-platform and our heavy-duty X-platform, for the US, we've had a lot of carryover engineering, testing and validation and certification that actually has been relevant for those markets. So, while it's not an identical product, it's actually very similar. And so those markets are easy really next wins for us. And we are already planning on delivering vehicles into Canada and Mexico in 2022. And then, when we look at the next room for expansion, or the next market for growth, we really think Europe is incredibly interesting. So, we're already involved in conversations with some of our existing customers that have fleets and have operations in Europe. And we see that as the next big area to expand. Europe is also like the US, in that they're tightening up their emissions regulations, and they're actually doing it at a more aggressive rate. So, the emission standards like Euro 6, as well as some of the subsidies and incentives that are going on there, have really pushed fleets to really expand and think about how they're going to electrify their last mile vehicles there. The primary difference with Europe, and why it takes a little bit more time to roll out, is the certification standards are quite a bit different. And the vehicle categories are a bit different. So, we actually have to engineer a vehicle that's purpose built for that European market, leveraging a lot of our technologies, such as our battery systems, it's built for commercial vehicles, but actually configuring that chassis, and that vehicle dynamics to something that's going to be more apt for that European market. Overall, though, we think international is a big potential expansion area for us. And we're really going with our fleets, our fleet customers pulling us there. So, as we think about Europe, we're not looking to set up a distribution network and try and sell into that market. We've had demand from our customers actually saying, “Can you bring vehicles to Europe? How can we help support you in that effort?” And one of the last things I'll mention about international expansion is just our ability to do it quickly with our flex manufacturing rollout. So, we've actually already started exploring what international manufacturing looks like, and how we can quickly set up one of those flex sites in a location that's going to support our customers throughout the EU and UK.

Mitch Hoch, Benzinga

Alright, I'm going to go ahead and hop on here now. So, one of the things that I want to pay attention to is, of course, the technology. So, really essentially two platforms here, right? The medium and the heavy duty. Can you explain us a little bit more about the platforms here, the MD, HD?

Dakota Semler, CEO and Founder of Xos

Absolutely. So, we started building these vehicles five years ago and started working with customers very closely to understand what they needed. First and foremost, they were looking for a TCO savings, or total cost of ownership savings. But second, they wanted to make sure that these vehicles were going to be as durable and, in most cases, more durable than their existing diesel vehicles. So, we needed to engineer the areas of the system that were going to be prone to durability prone to warranty failure, or really not last in the field. And so, we focused on three critical areas, which is the battery and the power train system, the actual software and the vehicle controls that operate the vehicle, as well as a modular chassis. So, we could sell into different applications, like I mentioned before, such as parcel delivery, or food and beverage, which might have slightly different configurations. What we've built actually carries over between those two platforms for battery and powertrain, as well as our vehicle software and controls, actually straddles both medium and heavy-duty applications, as they have similar requirements for durability and for warranty for longevity. The key difference between our MDX our HD x platform is really the ability to support the weight of the increased heavy-duty platform. So that's an airbrake platform to comply with the US standards for safety and certifications. And it's also a little bit hardened from a chassis structure perspective, to ensure that these customers can operate their vehicles for 300, 400, up to 500,000 miles and the huge cases they're going to be driving.

Mitch Hoch, Benzinga

Yeah, you know what one of the things at least for our viewers out there, what would be kind of a business that would use a class 6, it won't be kind of a business that would use a class 7 and 8?

Dakota Semler, CEO and Founder of Xos

It's a really good question. So, in last mile delivery, when you're thinking about e-commerce, class 5 and 6 is the way to go. So that's a van on the right-hand side, that's going to be taking your smaller packages, your typical Amazon boxes, and then that box truck on the left-hand side, that's going to be moving your larger goods, things like furniture from IKEA, or a Peloton that you order on Amazon. So those box trucks are generally for larger volume packages. And then when we look at the heavy-duty segment, that's really going after payload and cargo, that's going to be also last mile delivery, but it's going to be incredibly heavy. So, you can tend to think about liquids in this space. So, beverage delivery, things like beer trucks, sodas and refreshments, as well as all of your snack foods, they're going to generally be similar brands. So, they will also go on to those beverage delivery trucks. That's the beverage body truck on the right-hand side. And then on the left-hand side, that tractor vehicle, that's going to be used for a variety of different applications. So, it'll connect to what we call a drive and trailer, or a 53-foot trailer, which is a long box. And it can carry everything from that middle mile e-commerce movement, where it's moving from a large distribution center to a smaller distribution center, to drayage, where it's moving containers from the port to a distribution center, to all sorts of other different trailer uses. So really, when you're looking at heavy duty, it's for those heavier applications where the box is going to be filled up to its maximum weight for the on-highway standards. And then medium duty is for that last mile delivery or direct store delivery where it's going to homes or to convenience stores, things like that.

Mitch Hoch, Benzinga

All right, and where I think you guys really differ here, is your strategy to go after a different type of battery here, really designed for the commercial application. And really, I mean, this, like you stay on one of these slides, I'd have to scroll up. But the 90% usage under that kind of 200-mile usage is this really where the just the mission behind the company came from an understanding that there that was the kind of the target really, for this company?

Dakota Semler, CEO and Founder of Xos

You're spot on. So, when we started the company, our fleet that we operated and the fleet that I worked in before, which was my family's business, we were operating in that under 200-mile category. And so, we saw that exactly how those fleets operate. And then we also talk to some of the biggest fleets in the world and asked them how we can build something that was going to be better for them. And that's what prompted us to really build our own battery system we started several years ago, we've had those packs on road since 2018. So really, we've gotten an incredible amount of testing under our belt to build a system that's purpose built for the commercial vehicle industry. When you look at some of the other folks out there who are building commercial electric vehicles, they're sourcing battery systems from the likes of GM, from BMW, which were initially designed and engineered for a passenger car application, which they think is inherently de-risk. But it presents a very different set of engineering requirements. When you're starting to engineer a passenger car, you're designing for about 100,000-mile usable life. Starting warranties on a medium or a heavy-duty diesel vehicle are generally around 200 to 250,000 miles. So, it really is an entirely different system. And we knew that we had to start from really, square one. So, we began working with those cell suppliers and actually sourcing cells that can be put into that system. And then everything around that battery fall—I actually have one of them here-- everything outside of this, we actually design engineer, we do validation and testing on it. And then we do the final assembly on that. So, if you're looking at that image, that entire module structure, our BMS system, our thermal management system, as well as the enclosures, the safety devices, and all of the harnessing that make up that pack is designed, engineered and built by Xos. And that's incredibly important, because it actually is what's driving the savings and our ability to price near diesel for the sale of the actual vehicle. But it's also the area that's going to be the most durability prone. So, as you start to deploy vehicles into the field, you want to make sure that your battery doesn't degrade to a point where fleets aren't going to be able to use the vehicle in 8, 9, 10 years. So, we really wanted to have an incredible level of control over that battery back system. And we've seen how difficult it is to engineer a battery system over the last few years. And we know that we're a few years ahead, given some of the other folks that are just getting into that that battery engineering and the testing. I’d like to take credit for this but it really is entirely dedicated to our team. Our CTO Rob Ferber, who's an early employee at Tesla, laid the groundwork for the Roadster back as well as the Model S back. He's actually been building battery systems for over two decades now. So not just for passenger cars, but for buses and other commercial vehicles. And so, it's not just about starting from scratch and trying to figure it out. We've learned from their experience, from Rob's experience the rest of our team's experience, how to build a battery pack that's going to be able to last in the field, are these commercial vehicle customers’ requirements.

Mitch Hoch, Benzinga

Yeah, definitely. Just standing out to me on an engineering aspect is the refrigerated air cooling, you know, with the shortest possible thermal path, because I think that's really, especially when you're talking about kind of fleets that are gonna need more extensive work, and going to be stop and go, stop and go, you this is going to be, I think, one of the areas that definitely helps the battery. Let's go ahead and transition a little bit into here, let's go into some metrics here. Let's talk the gross margin. That's what really stands out to me at 30%. I always look for above 30%, here in this kind of metric. So how are you guys able to control this inside your ecosystem?

Dakota Semler, CEO and Founder of Xos

So, it's really a deliberate strategy in where we focus our engineering efforts. When you look at the bill of materials on a commercial electric vehicle, a majority of that cost is centered in the power chain system. So, it's going to be wrapped up into that battery, into your high voltage and low voltage distribution systems, as well as in the power electronics. We started first by several years ago, building out our own battery systems, and really being able to cost reduce and cost control so much of that battery pack. And now we've started taking on other systems such as our high voltage distribution, our low voltage distribution, as well as our relays, our safety boxes, our charge boxes. And actually, DC-to-DC is another power electronics. And so those are going to be the most cost intensive areas of the vehicles. And while we have to invest in the actual engineering, the testing, the design, and the validation of those products, ultimately it drives better margin performance across all of our vehicles. And while it looks like it's a it's a multi-year effort, we're able to start taking down some of those systems. So, an example is our battery management system. We started with off the shelf hardware. And now we're engineering and designing our own hardware, that allows us to really reduce that cost of every single board that we buy. In addition to that, it's not just about reducing costs. It's also about mitigating risks through the supply chain. I think everybody's seen the shake up in the supply chain over the last six, and even 12 months. So, we want to really have visibility into all of the core components that are making their way into the vehicle, whether that's chipsets, whether that's battery cells, or it's commodities, things like metal and aluminum, we really want to have full purview into that supply chain, so that we're not going to have delays, obstructions or, you know, additional logistics costs in delivering and building vehicles for our customers. And that's really how we drive our margin performances, focusing on the areas that we really need to engineer to drive cost reduction, and drive quality improvement in the platform.

Mitch Hoch, Benzinga

Yeah definitely. you know, One thing stated, you know, they did is the leading total cost of ownership, you essentially stated that right there. But really another thing that proven vehicles on the road, this is not a vehicle that just was created, you know, commercial vehicle use since 2018. I think that's definitely important. And you guys have been, I'm sure, collecting a lot of information and data from that, and advancing. So, I did want to just go ahead and stress that because I know a lot of people are probably thinking that this is relatively new. But I mean, when you have vehicles that have already been used for that long, it's definitely beneficial.

Dakota Semler, CEO and Founder of Xos

Absolutely, we've had vehicles all over the country testing in cold weather environments, testing and extreme heat. Actually, operating with customers. Right, so when we deliver a vehicle it's in the customers hands. So, we're not just thinking about how do we deliver it, it's how do we support it in the field. And we've been able to do that with great partners. So, having maintenance partners like Dickinson, having distribution partners like Lonestar and Thomson, as well as some others we’ll announce in the near future, has allowed us to do so much in such a short span of time.

Chris Katje, Benzinga

Perfect. So we've got some questions here from the chat, you know, before we let you go. So question from both and Ankal and Karl, both around charging: “So do they partner with any charging networks?” and then Carl also asking, what charging company or adapters are being used. Any comments on, you know, charging partners for technology?

Dakota Semler, CEO and Founder of Xos

Yeah. So, when it comes to charging, we're all about standardization. We think there's actually a lot of good hardware partners out there. To name a few, I think Chargepoint, ABB, they're all you know, some really strong players. And so, on the hardware side, we're actually not engineering, we're working with a number of those different vendors. When it comes to deploying that infrastructure, that's part of our fleet as a service offering. So actually, a couple of our customers that I mentioned before, Unifirst, Loomis, as well as many others are utilizing that charging service. Or we're helping them deploy infrastructure at their sites where they're deploying vehicles. We have infrastructure commissioning going on in multiple states right now, West Coast, East Coast, for a variety of different vehicles. But ultimately, the hardware that goes into those installations is off-the-shelf hardware. And we're agnostic to the solution, because we're using a standard connector. So most of our trucks are set up with a CCS one charge port connector, which is capable of charging AC charging, but the J 1772 port, or DC charging with that CCS one connector, so it gives customers the flexibility to move the vehicles around to utilize different infrastructure. And that's become the prevalent standard in the commercial vehicle industry. For us, it's really important to adhere to those standards so that fleets can continue to ramp their electric vehicles across the country. But as we look at deploying those fleets, and helping them support them with their infrastructure, it's key that we provide that service, most of our customers, our diesel fleet operators and diesel fleet managers. So, when they start to think about deploying electric vehicle infrastructure, they're not too familiar with the process that goes along with that. And so, having that service and really helping them deploy the infrastructure, commissioning it, and then maintaining it through our service partners, has been incredibly valuable for that, not just to ensure that we have trucks and infrastructure ready to go when the trucks are delivered, but also to make sure that it's maintained, so if a truck is two years down the road and your charger fails, that we're going to be accountable to getting that charger fixed in the field.

Chris Katje, Benzinga

Awesome. And I think that answered our other chat questions, too, you know, talking about if your batteries were compatible with current charging technology, which you know, it sounds like that's a definite yes. So, you know, I think that's gonna do it for our questions, and the chat question. So again, joining us on SPAC Attack today, Xos co-founder and CEO, Dakota Semler. That company is going public via SPAC merger, NextGen Acquisition, ticker, NGAC. Dakota, thanks so much for, you know, taking time out of your busy schedule. Oh, and go ahead Mitch.

Mitch Hoch, Benzinga

I got one more, one more. I want to come check it out. I want to come check it out. I gotta come to a facility got to come and see the whole action.

Dakota Semler, CEO and Founder of Xos

We would love to have you and Chris as well. Please come, we're in LA. We can also discuss our facility in Tennessee, and we'd love to have you and thank you guys so much for having me, and for some really insightful questions from you, as well as the audience. Thank you. Thank you, have a good one.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos, Inc. (“Xos”) and NextGen Acquisition Corporation (“NextGen”). This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen filed a registration statement on Form S-4 with the SEC on May 14, 2021, as amended by Amendment No. 1 to the registration statement filed on Form S-4 with the SEC on June 25, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/investor-info.html#filings or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’ business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’ business, Xos’ inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus included therein and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.